Exhibit 99.1

Bright Scholar Announces the Closing of the Over-allotment Option for Initial Public Offering

Guangdong, June 7, 2017 (PRNewswire) – Bright Scholar Education Holdings Limited (NYSE: BEDU) (“Bright Scholar” or the “Company”), the largest operator of international and bilingual K-12 schools in China*, today announced that the Company completed the offering of an additional 2,250,000 American depositary shares (“ADSs”) pursuant to the full exercise of the over-allotment option by the underwriters of the Company’s initial public offering at the initial public offering price of US$10.50 per ADS. Each ADS represents one Class A ordinary share of the Company. As a result of the exercise of the over-allotment option, the Company offered a total of 17,250,000 ADSs at its initial public offering, which represents total gross proceeds of approximately US$181.1 million. The Company’s ADSs began trading on the New York Stock Exchange on May 18, 2017 under the ticker symbol “BEDU.”

The Company’s registration statement relating to this offering has been filed with, and declared effective by, the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering of the securities is being made only by means of a prospectus forming a part of the effective registration statement. A copy of the prospectus relating to the offering may be obtained by contacting: Morgan Stanley & Co. International plc by telephone at +1-917-606-8487 or by emailing prospectus@morganstanley.com; Deutsche Bank Securities Inc. by telephone at +1-800-503-4611 or by emailing prospectus.CPDG@db.com; China Merchants Securities (HK) Co., Ltd. by telephone at +852-3189-6888 or by emailing gcmgroup@cmschina.com.hk; or BNP Paribas Securities Corp. by telephone at +1-888-860-5378 or by emailing dl.nyk_elo@us.bnpparibas.com.

About Bright Scholar

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 28, 2017, Bright Scholar operated 51 schools covering the breadth of K-12 academic needs of its students across seven provinces in China. In the first half of the 2017 school year ended February 28, 2017, Bright Scholar had an average of 29,230 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2016, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

IR Contact

Bright Scholar Education Holdings Limited

Dora Li

Chief Financial Officer

Tel: +86-757-6683-2507

Email: IR@brightscholar.com

FleishmanHillard

Email: BrightScholar.ir@fleishman.com